UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-15104

Ciba Specialty Chemicals Holding Inc.
______________________________________________________________________________
(Exact name of registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland
phone number: +41 61 636 5081
______________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary shares, par value CHF 1 per share
American Depositary Shares, each representing one half of one ordinary share, nominal value CHF 1 per share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	✓	Rule 12h-6(d) (for successor registrants)	□
Rule 12h-6(c) (for debt securities)	□	Rule 12h-6(i) (for prior Form 15 filers)	□

PART I

Item 1. Exchange Act Reporting History

A.     Ciba Specialty Chemicals Holding Inc. (the “Company”) first incurred the duty to file reports under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in August 2000, when the Company’s ADSs were listed on the New York Stock Exchange (“NYSE”).

B.      The Company has filed or submitted all reports required under Exchange Act Section 13(a) and Section 15(d) and the corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (“Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.      The Company’s ordinary shares, par value CHF 1 per share were traded on the Swiss Exchange (SWX) in Zurich, Switzerland until June 25, 2001. Since June 25, 2001, the Company’s ordinary shares are traded under the symbol “CIBN” on virt-x Exchange Limited (“virt-x”), a cross-border trading platform for European securities based in London, United Kingdom.  The Company’s ADSs, each representing one half of one ordinary share, nominal value CHF 1 per share, were listed on the NYSE in August 2000 and traded there under the symbol “CSB”.  The Company filed a Form 25 voluntarily applying for delisting of the ADSs with the Commission on July 10, 2007.

B.       The Company’s ordinary shares were first listed and traded on the SWX on March 13, 1997.  The Company has maintained the listing on the SWX since such initial listing.

C.       The percentage of trading in the ordinary shares on virt-x as of the 12-month period beginning June 1, 2006 and ending on May 31, 2007 was 100%.

Item 4. Comparative Trading Volume Data

A.    The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is June 1, 2006, and the last date of such period if May 31, 2007.

B.    For the same recent 12-month period, the average daily trading volume of the ordinary shares and ADSs in the United States and on a worldwide basis for the period described in Item 4.A is set forth in the following table:

Average Daily Trading Volume (in number of ordinary shares)

United States (1)	7,899

Worldwide	498,540

(1)  In the United States our ordinary shares trade in the form of ADSs, each of which represents one half of one ordinary share.

C.    The average daily trading volume of the ordinary shares and ADSs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for such classes of securities on a worldwide basis was 1.56% for the period described in Item 4.A.

D.    The Company filed a Form 25 to voluntarily delist its ADSs with the Commission, which became effective on July 20, 2007.  As of this date, the average daily trading volume of the ordinary shares and ADSs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for such classes of securities on a worldwide basis for the preceding 12-month period, was 2.05%.

E.    The Company has not terminated a sponsored ADR facility for its ordinary shares.

F.    The sources of the trading volume information is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.    The notice required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) of the Exchange Act, was published on June 26, 2007.

B.    To disseminate such notice in the United States, a copy of the notice was filed with the Commission under cover of a Form 6-K on June 26, 2007. The notice was distributed to the newswire services of Bloomberg, Reuters, Dow Jones, AFX and AWP.

Item 8. Prior Form 15 Filers

Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption

The Company’s Internet Web site on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.cibasc.com.

PART III
Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ciba Specialty Chemicals Holding Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Ciba Specialty Chemicals Holding Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Dated: July 20, 2007	By:	/s/ Juerg Fedier
Name: Juerg Fedier
Title: Head of Finance
Chief Financial Officer

Dated: July 20, 2007	By:	/s/ Thomas Koch
Name: Thomas Koch
Title: Head of Law and Environment
General Counsel